SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

HAGUE CORP.

(Name of Issuer)

Common Stock, par value $.001 per share

 (Title of Class of Securities)

 (CUSIP Number)

Galileo Partners, LLC
10550 Fontenelle Way
Los Angeles, CA 9077
(310) 474-7800

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 5 Pages)

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Galileo Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

		7	SOLE VOTING POWER
NUMBER
	OF		1,990,100 (A)
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		0
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		1,990,100 (A)
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,990,100 (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.86%

14	TYPE OF REPORTING PERSON*

OO (Limited Liability Company)

(A) See Item 5.

1	NAME OF REPORTING PERSON

Blue Gold Enterprises, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

		7	SOLE VOTING POWER
NUMBER
	OF		1,800,000 (A)
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		0
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		1,800,000 (A)
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,800,000 (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.59%

14	TYPE OF REPORTING PERSON*

OO (Limited Liability Company)

(A) See Item 5.

Item 1.              Security And Issuer.

This Amendment No. 1, dated February 10, 2009, to Schedule 13D as filed with the Securities Exchange Commission on November 7, 2008 is being filed on behalf of Galileo Partners, LLC (“Galileo”) and Blue Gold Enterprises, LLC (“BGE”) (collectively, the “Reporting Person”) and relates to shares of Common Stock, par value $.001 per share (the “Shares”) of Hague Corp., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1864 Portage Avenue, Winnipeg, Manitoba, R3J 0H2.

Items 5  of  the Schedule 13D is hereby amended and restated as follows:

Item 5.               Interest In Securities Of The Issuer.

(a) Galileo is the owner of an aggregate of 1,990,100 Shares, representing approximately 2.86% of the outstanding shares and BGE is the owner of an aggregate of 1,800,000 shares representing approximately 2.59% (based upon 69,375,000 shares outstanding as of November 14, 2008 as reported in the latest 10-Q filed by the Issuer).

(b) Galileo and BGE may be deemed to be acting as a group in relation to their respective holdings in the Issuer and collectively own an aggregate of 3,790,100 Shares, representing approximately 5.46 % of the outstanding shares.

(c) The Reporting Persons sold Shares on the open market during the past 60 days as set forth below:

Galileo

Date	Number of Shares	Average Sale Price per Share	Total Sale Price

December 2008	68,900	$0.303	$20,879.92
January 2009	290,600	$0.196	$56,993.76
February 1-6, 2009	650,400	$0.134	$87,374.09

BGE

Date	Number of Shares	Average Sale Price per Share	Total Sale Price

December 2008	87,600	$0.447	$39,120.12
January 2009	12,400	$0.178	$2,202.27
February 1-5, 2009	100,000	$0.116	$11,551.39

(d) Inapplicable

(e) Inapplicable

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

Not applicable

Item 7.	Material To Be Filed As Exhibits.

Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: February 10, 2009                                                                 Galileo Partners, LLC

By: _____/s/ Steve Antebi_____________
Steve Antebi, Managing Member

Blue Gold Enterprises, LLC

By: _____/s/ Steve Antebi_____________
Steve Antebi, Managing Member

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in this Schedule 13D Amendment) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Hague Corp., a Nevada corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 10th day of February 2009.

Galileo Partners, LLC

By: _____/s/ Steve Antebi_____________
Steve Antebi, Managing Member

Blue Gold Enterprises, LLC
By: _____/s/ Steve Antebi_____________
Steve Antebi, Managing Member